UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CANON INC.

(Exact name of the registrant as specified in its charter)

JAPAN	001-15122
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principle executive offices)		(Zip code)

Shinichi Aoyama, +81-3-3758-2111,

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2013 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Canon Inc., headquartered in Tokyo, Japan, is one of the leading companies in the fields of professional and consumer imaging equipment and information systems. Canon’s extensive range of products includes office multifunction devices, laser multifunction printers, inkjet printers, digital production printing systems, digital cameras, digital camcorders, medical equipment and semiconductor-manufacturing equipment. Canon Inc. has manufacturing and/or marketing subsidiaries in Japan, the Americas, Europe, Asia and Oceania.

Canon Inc. and its consolidated companies (“Canon”) fully have been aware of conflict minerals issue and have been working together with business partners and industry entities to address the issue of conflict minerals.

In response to Rule 13p-1, Canon conducted Reasonable Country of Origin Inquiry (“RCOI”) with due diligence, based on the “Organisation for Economic Co-operation and Development Due Diligence guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”, for its various products.

Conflict Minerals Disclosure

A copy of this Form SD and the attached Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at: http://www.canon.com/csr/conflict/index.html

Item 1.02    EXHIBIT

Registrants shall file, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Canon Inc.
(Registrant)

/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President & CFO

Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo 146-8501, Japan

Date    May 30, 2014